Exhibit 99.15

PRESS RELEASE

Renewables: TotalEnergies Starts Up its Largest Utility-Scale
Solar Farms with Batteries in the United States

Houston/Paris, September 30th 2024 – TotalEnergies has started commercial operations of Danish Fields and Cottonwood, two utility-scale solar farms with integrated battery storage located in southeast Texas. These new projects, with a combined capacity of 1.2 GW, are part of a portfolio of renewable assets totaling 4 GW in operation or under construction in Texas.

Danish Fields is TotalEnergies’ largest solar farm in the United States, with a capacity of 720 MWp and 1.4 million ground-mounted photovoltaic panels. Danish Fields also features a 225 MWh battery storage system supplied by Saft, the battery subsidiary of TotalEnergies.

70% of Danish’s solar capacity has been contracted through long-term Corporate Power Purchase Agreements (CPPAs) signed with industry players like Saint-Gobain, featuring an upside sharing mechanism indexed on merchant price.

The remaining 30% will support the decarbonization of TotalEnergies’ industrial plants in the U.S. Gulf Coast region. Along with Myrtle Solar which was commissioned in 2023 and the under-construction Hill 1 solar farm, these three projects will cover the electricity consumption of TotalEnergies’ industrial sites in Port Arthur and La Porte in Texas, and Carville in Louisiana.

Cottonwood has a capacity of 455 MWp featuring over 847,000 ground-mounted photovoltaic panels. The site will also feature 225 MWh of battery storage supplied by Saft, scheduled for commissioning in 2025. Cottonwood’s electricity production is contracted under long-term PPAs indexed to merchant prices through an upside-sharing mechanism with LyondellBasell and Saint-Gobain, to support their decarbonization efforts.

“The start-ups of Danish Fields and Cottonwood in the fast-growing ERCOT market showcase TotalEnergies’ ability to deliver competitive renewable electricity to support our clients’ decarbonization goals, as well as our own. Thanks to these projects, we are delighted to take another step in delivering our strategy across the entire value chain, from power generation to customer delivery, in order to achieve our profitability target of 12% ROACE in our Integrated Power business”, said Olivier Jouny, Senior Vice President, Renewables at TotalEnergies.

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TotalEnergies and electricity in the U.S

TotalEnergies is one of the top renewable energy players in the United States, with a portfolio of large-scale solar, storage, onsite B2B solar distributed generation, onshore and offshore wind projects. The Company aims to achieve a combined gross capacity of 10 GW by 2025 and more than 25 GW by 2030. TotalEnergies has also added 1.5 GW of flexible power production capacity with the acquisition of three gas-fired power plants in Texas.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. Mid-2024, TotalEnergies’ gross renewable electricity generation installed capacity was 24 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).